Exhibit 23.3

CONSENT OF ERNST & YOUNG LLP

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 2 to the Registration Statement (Form S-4 No. 333-120330) and related Prospectus of Invitrogen Corporation for the Offer to Exchange $350 million of 2.0% Convertible Senior Notes due 2023 and an Exchange Fee and Offer to Exchange $450 million of 1.5% Convertible Senior Notes due 2024 and an Exchange Fee, to be filed on or about December 7, 2004 and to the incorporation by reference therein of our report dated February 5, 2004, except for Note 14 as to which the date is February 19, 2004, with respect to the 2003 and 2002 consolidated financial statements and schedule of Invitrogen Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Diego, California

December 6, 2004